Allegiant Travel Company
1201 N. Town Center Dr. Las Vegas, NV 89144

November 14, 2022

Mr. John Cannarella
Mr. Karl Hiller
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Allegiant Travel Co
Form 10-K for Fiscal Year Ended December 31, 2021
Filed March 1, 2022
File No. 001-33166

Dear Mr. Cannarella and Mr. Hiller:

This is in response to the Staff’s letter dated November 7, 2022 regarding Allegiant’s Annual Report on Form 10-K for the year ended December 31, 2021. For your convenience, we have included in this letter the Staff’s comment before providing our response to that comment.

Form 10-K for the Fiscal Year ended December 31, 2021

Financial Statements
Note 7 Long Term Debt, page 71

1.We note that as of December 31, 2021, your report debt of $1.7 billion and equity of $1.2 billion, which appears to yield a debt to equity ratio of 1.4x, increasing to 1.6x as of June 30, 2022. Please address the following points:

a.State separately in the balance sheet or in the notes to your financial statements, as may include a tabulation, each issue or type of obligation and additional information as will indicate the general character of each type of debt, including the interest rates and dates of maturity, to comply with Rule 5-02.22 of Regulation S-X.

b.Tell us and disclose how recent disruptions to financial markets affect your ability to access your traditional funding sources on the same or reasonably similar terms as were available to you in recent periods, consistent with guidance in Items 303(b)(1) and (c)(1) of Regulation S-K, and CF Disclosure Guidance Topic 9A (June 23, 2020), which is available on our website.

Response:

We appreciate the feedback from the Staff reflected in this comment. We respectfully advise the Staff that in preparing Notes to the consolidated Financial Statements and, in particular, Note 7 - Long Term Debt, we considered the requirements in Regulation S-X Rule 5-02.22 which are quoted below in italics, with our disclosures as to each point following in bold type:

State separately, in the balance sheet or in a note thereto, each issue or type of obligation and such information as will indicate:

(1)The general character of each type of debt including the rate of interest;

In tabular format in Note 7, we have disclosed the general character of each type of debt (i.e., variable and fixed rate) and the weighted average interest rate for each type.

(2)The date of maturity, or, if maturing serially, a brief indication of the serial maturities, such as “maturing serially from 1980 to 1990”;

In tabular format in Note 7, we have disclosed the maturity date for each type of debt (e.g., “Fixed-rate debt and finance lease obligations due through 2032”)

(3)If the payment of principal or interest is contingent, an appropriate indication of such contingency;

N/A - we do not have facilities with contingent payment of principal or interest

(4)A brief indication of priority; and

All of our debt is senior secured with the exception of the Payroll Support Program Loans. A description of each debt, including disclosure of the security for each loan, appears in the paragraphs below the tabular presentation in Note 7.

(5)If convertible, the basis.

N/A - we do not have convertible debt

Additionally, we provide further information on the finance leases included in our debt balances within Note 8 - Leases in our 10-K for 2021.

While we believe our disclosures for long-term debt fully address the requirements in Rule 5-02.22 of Regulation S-X as detailed above, we acknowledge that additional detail in tabular form may be helpful to investors. As a result, we will evaluate including additional detail in tabular format in our long-term debt footnote in future filings.

With respect to disruptions to financial markets, management recognized the risks associated with these disruptions and took action to mitigate these risks. In the third quarter of this year, we refinanced our variable rate term loan that would have matured in February 2024 (with an outstanding balance of $533 million) with the issuance of fixed rate senior secured notes which mature in August, 2027. Additionally, the company secured $200 million in financing for pre-delivery deposits associated with the purchase of new Boeing aircraft under contract. We respectfully point you to our 3rd quarter 10-Q in which both of these transactions were disclosed.
We sincerely hope that the foregoing has thoroughly addressed your comments on our 2021 Form 10-K filed on March 1, 2022.

We will be pleased to respond promptly should you require additional information or material to facilitate your review. If you have any questions, please contact me at 702-830-8520.

Sincerely,

/s/ Gregory Anderson
President and Chief Financial Officer